UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One):

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010
OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ___________________

Commission file Number 1-5480

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXTRON SAVINGS PLAN
40 Westminster Street
    Providence, Rhode Island 02903

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXTRON SAVINGS PLAN
40 Westminster Street
    Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2010 and 2009

Notes to financial statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23 - Consent of Independent Auditors

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for
      the Textron Savings Plan

By:  /s/ Richard L. Yates
                               Richard L. Yates
                                                                                                     Senior Vice President and Corporate Controller

Date: June 24, 2011

Textron Savings Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Textron Inc.
Plan Sponsor
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, MA

June 24, 2011

Textron Savings Plan

Statements of Net Assets Available for Benefits
(In thousands)

	December 31
	2010	2009
Assets
Investments, at fair value	$2,262,786	$1,812,910
Accrued investment income	1,104	1,088

Receivables
Participant contributions	1,039	996
Employer contributions	2,294	366
Notes receivable from participants	37,561	30,476
	40,894	31,838
Total assets	2,304,784	1,845,836

Liabilities
Accrued expenses	729	426
Net assets available for benefits, at fair value	2,304,055	1,845,410

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,221)	1,641
Net assets available for benefits	$2,298,834	$1,847,051

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits
(In thousands)

	Year Ended December 31
	2010	2009
Additions
Interest and dividends	$31,637	$26,729
Net appreciation in fair value of investments	277,604	396,478
	309,241	423,207
Contributions
Participants	132,141	138,747
Employer	57,144	60,494
Participant rollovers	4,828	3,757
	194,113	202,998
Transfers from other plans	161,029	-
Total additions	664,383	626,205

Deductions
Benefit payments	209,697	164,765
Administrative expenses	2,539	1,440
Other expenses	364	7
Total deductions	212,600	166,212

Net increase	451,783	459,993

Net assets available for benefits:
Beginning of year	1,847,051	1,387,058
End of year	$2,298,834	$1,847,051

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2010
1. Description of Plan

General

The Textron Savings Plan (the Plan) covers all eligible domestic employees of Textron Inc. (Textron), as defined in the Plan. The Plan invests in the Textron Stock Fund along with other mutual funds, Guaranteed Investment Contracts, Common Collective Trusts and Common Stock.  The Plan also offers Brokeragelink feature. The portion that invests in the Textron Stock Fund is an employee stock ownership plan. The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was amended and restated effective January 1, 2009, and further amended through 2009, to reflect the requirements of recent legislation affecting statutory changes and regulations and other plan changes.

The Plan is currently administered under the terms of a Trust Agreement, dated January 12, 2010, with Fidelity Management Trust Company (the Trustee or Fidelity). Fidelity also serves as the Plan’s recordkeeper.

Investment Options

During 2009, Textron performed a review of its investment offerings which took into account current trends and best practices within the retirement savings industry.  As a result of this review the following fund replacements were made:

Investment Options prior to December 15, 2009	Investment Options after December 15, 2009
Fidelity Blue Chip Growth Fund	Fidelity Contrafund® Class K
Fidelity Diversified International Fund	Fidelity Diversified International Fund - Class K
Fidelity Equity-Income Fund	Vanguard Institutional Index Fund Institutional Plus
Fidelity Small Cap Stock Fund	Fidelity Low-Priced Stock Fund
Vanguard Institutional Developed Markets Index Fund	Fidelity Diversified International Fund - Class K
Vanguard High-Yield Corporate Fund	PIMCO Total Return Institutional
Fidelity Freedom Income Fund	Vanguard Target Retirement Income Trust II Commingled
Fidelity Freedom Funds (with various targeted retirement dates)	Vanguard Target Retirement Trust II (with various targeted retirement dates)

The following funds were not replaced and continue to be offered through the Plan: Textron Stock Fund and Textron Stable Value Fund.

Textron Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Also on December 15, 2009, the Plan began offering a new brokerage feature, called Fidelity BrokerageLink, which gives participants expanded investment choices by enabling them to select from numerous investment and individual securities that are not otherwise available under the Plan.  The values of investments purchased through the Fidelity BrokerageLink were $12,408,568 and $23,916 as of December 31, 2010 and December 31, 2009, respectively.

Contributions

Participants of the Plan are entitled to elect compensation deferrals up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the Code). Certain participants may also contribute amounts representing distributions from other qualified employer retirement plans. Participants’ pre-tax and after-tax contributions, which are matched 50% on the first 10% of contributions to a max of 5% of eligible compensation by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Effective January 1, 2009, the plan was amended to allow plan participants, surviving spouses and non-spouse beneficiaries to elect to roll over eligible distributions from the Plan to a Roth IRA.

Eligible employees are subject to automatic enrollment on the 60th day after their date of hire, if they have not specifically elected to be excluded from the plan. The automatic enrollment is for 3% of eligible compensation per pay period. An employee who is automatically enrolled may elect to change or suspend their enrollment in the plan at any time.

Certain participants in the Plan are entitled to receive a retirement supplement contribution which is equal to 1% of the participant’s eligible compensation. Participants eligible for a retirement supplement contribution are also eligible for a matching contribution. Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages. Participants eligible for the retirement supplement are not eligible for the 50% match up to 5% in the Textron Stock Fund.

Participants who are at least age 50 or who will reach age 50 during the year, are allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $5,500 in both 2010 and 2009. After that, the limit may be adjusted from time to time by the Secretary of the Treasury, to reflect inflation. Catch-up contributions are not eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions. There were no discretionary contributions made by Textron in 2010 or 2009. All forfeitures arising out of a participant’s termination of

Textron Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

employment for reasons other than retirement, disability or death are used to reduce future Textron contributions. At December 31, 2010 and 2009, forfeitures totaled $863,482 and  $2,223,192, respectively. Forfeitures used during the year ended December 31, 2010 and 2009 to offset the Company match were $1,787,754 and $1,345, respectively.

Employer contributions are made in the form of Textron Stock and invested in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan.

Effective December 31, 2009, the Textron Retirement Program (pension plan and linked retirement account) was frozen to new entrants. As a result of this freeze, any employee who was not covered by the Textron Retirement Program at December 31, 2009 (or was covered at December 31, 2009 but subsequently ceased to be covered) is not eligible to accrue additional benefits under the Textron Retirement Program.  Instead, these employees are eligible to receive an additional retirement cash contribution to their Plan account equal to 4% of their eligible compensation.  These discretionary contributions vest in accordance with the vesting schedule below.  The contributions are deposited in the participant account after December 31st of each year and as soon as administratively possible.  The amount of the discretionary funding paid in 2011 for the 2010 plan year was for $1,911,637.  The discretionary contribution is in addition to the matching contribution of 50% on the first 10% up to a max of 5%.  These contributions are not considered part of the vested balance eligible for participant loans.

Transfers from Other Plans

The McTurbine 401(k) Plan merged into the Plan effective January 12, 2010 (assets transferred in were $0.5 million), the UIC 401(k) Plan merged into the Plan effective April 6, 2010 (assets transferred in were $158 million) and the Millenworks 401(k) Plan merged into the Plan effective December 15, 2010 (assets transferred in were $2.5 million).

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash unless Textron stock is requested. Effective June 30, 2010, an account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. The previous minimum distribution amount was $1,000. If the value of the account is $5,000 or more when the account first becomes distributable ($1,000 or more before June 30, 2010), a participant is not required to take a distribution immediately. A participant is always vested in the portions of his or her account attributable to his or her own contributions, compensation deferrals, and discretionary contributions by Textron. The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Textron Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Textron’s matching contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage

24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, including any retirement supplement contributions and (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The participant is entitled to the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Active participants, not including directors or executive officers as determined by the plan administrator, may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the new loan request. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month.  A fee is charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Fair Value Measurements and Disclosures (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009.  Adoption of ASU 2010-06 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04).  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Fair Values of Assets

In accordance with the provisions of ASC 820, the Plan measures fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 prioritizes the assumptions that market participants would use in pricing the asset or liability (the “inputs”) into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions.

Observable inputs that do not meet the criteria of Level 1, including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect our estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.  There were no transfers between levels 1, 2 and 3 in 2010 or 2009.

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset and liability.

	December 31, 2010
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$823,492	$-	$-
Mutual Funds
Domestic equity securities	520,162	-	-
International equity securities	131,209	-	-
Domestic debt securities	138,938	-	-
Common Collective Trust Funds
Blended debt and equity securities	-	277,637	-
Domestic debt securities	-	223,850	-
Money Market Funds	52,484	-	-
Common Stock	6,517
Guaranteed Investment Contracts (GICs)	-	-	88,497
Total assets	$1,672,802	$501,487	$88,497

	December 31, 2009
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$672,250	$-	$-
Mutual Funds
Domestic equity securities	374,409	-	-
International equity securities	121,166	-	-
Domestic debt securities	110,637	-	-
Common Collective Trust Funds
Blended debt and equity securities	-	212,724	-
Domestic debt securities	-	258,563	-
Money Market Funds	2,326	-	-
Guaranteed Investment Contracts (GICs)	-	-	60,811
Self-directed Brokerage Account	24	-	-
Total assets	$1,280,812	$471,287	$60,811

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Textron stock fund consists solely of Textron stock, which is valued at its quoted market price, and is considered a Level 1 investment.  Common Stock in the Brokerage account is valued at its quoted market price, and is considered a Level 1 investment.

Mutual funds and money market funds consist of groups of investments, which may include equity securities, debt securities or other mutual funds. The underlying investments are valued primarily using quoted market prices in active markets (Level 1) and significant other observable inputs (Level 2), but the mutual funds themselves are quoted in an active market, and as a result, they are considered Level 1 investments.

The common collective trusts consisting of blended debt and equity securities are groups of investments similar to mutual funds.  The underlying investments are valued primarily using quoted market prices in active markets (Level 1).  The collective trusts themselves are not quoted in an active market, however, and are therefore considered Level 2 investments.

The Stable Value Fund consists of money market funds, Guaranteed Investment Contracts (GICs), and certain common collective trusts, which are the underlying investments in Synthetic GICs. The common collective trusts are considered Level 2 investments per the underlying investment financial statements, as they use significant other observable inputs for valuation, and these investments are not quoted in an active market. Traditional GICs are valued using the income approach, by discounting future contractually guaranteed payments using the duration-matched swap rate for each payment, which approximates market rates for new contracts. This is the methodology and data which we believe market participants would use in valuing these contracts. Because this estimate represents our assumption of what market participants assumptions would be, this portion of the Stable Value Fund is considered a Level 3 investment.

Changes in Fair Value for Unobservable Inputs

The table below presents the change in fair value measurements for our Guaranteed Investment Contracts that used significant unobservable inputs (Level 3) for the twelve months ended December 31, 2010:

(In thousands)	December 31 2010	December 31, 2009
Balance, beginning of period	$60,811	$82,992
Additions for the period:
Contributions	40,000	-
Interest Earned	3,205	3,138
Unrealized Gains (Losses)	187	(2,265)
Disbursements	(15,706)	(23,054)
Balance, end of period	$88,497	$60,811

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The shares of mutual funds are valued at quoted marketprices which represent the net asset values of shares held by the Plan at year-end. The common collective trusts are valued at the combined value of their underlying securities less expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Guaranteed Investment Contracts and Synthetic Guaranteed Investment Contracts

The Stable Value Fund invests in a variety of stable value products, including guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, synthetic guaranteed investment contracts (Synthetic GICs) which have similar characteristics, a money market fund and the SEI Stable Asset Fund (SEI). As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans  (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts (such as the contracts held by the Stable Value Fund) because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The fair value of investments in GICs was determined based on the discounted cash flows of the future payments. The fair value of Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the Plan’s units of the SEI was determined based on the fair value of the funds underlying assets.

The GICs, Synthetic GICs and SEI all represent fully benefit-responsive investments. Contract value represents contributions made under the contract plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The issuers are contractually obligated to repay the principal balance of such contracts and

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

a specified interest rate that is guaranteed to the Plan. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GICs’ termination provisions discussed below, such contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations, and which the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to contract value amount of such withdrawal as defined in such contracts. Such events typically include all or some of the following: (i) amendments to the Plan documents or Plan administration, including reduction or elimination of employer matching contributions; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or merger with another plan); (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the contract resulting from an event at the direction of the plan sponsor (“employer initiated event”) such as withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, Fund, Trustee or Investment Manager, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the fund. The Plan Administrator does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In addition, Synthetic GICs typically provide for an adjustment to contract value if a security that is part of the underlying assets defaults or otherwise becomes impaired as defined in the wrap contract. In the event of an impairment, generally contract value is decreased by the amortized cost of the impaired security and, if such security is subsequently sold, contract value is increased by the amount of such sales proceeds.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Synthetic GICs generally are evergreen contracts that contain termination provisions. The termination provisions of Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligations or representations under the agreement (including non-compliance with investment guidelines governing the underlying assets, or the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within any applicable cure period, then the Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally Synthetic GICs permit the issuer or investment manager to elect at anytime to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (Amortization Election). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Synthetic GICs also define certain other termination events that permit the issuer to terminate the contract at market value. Termination events typically include all or some of the following: (i) termination or replacement of the investment adviser without the issuer’s consent, (ii) the Plan or its trust is fully or partially terminated or fails to be exempt from federal income taxation, (iii) the plan merges with another plan, (iv) if a security is sold or subject to a lien other than as permitted under the contract, (v) the contract holder engages in fraud or other action that materially and adversely affects the risk profile of the contract, (vi) if there is any change in law, regulation, ruling, or accounting requirement applicable to the Plan or Fund that could cause substantial withdrawals from the Fund, (vii) performance of the issuer’s obligations under the contract becomes illegal, (viii) the bankruptcy of the Fund, Trust or investment advisor, or (ix) the level of impaired securities as defined in the contract exceeds an agreed upon amount of the portfolio.

The average yield earned by the Plan for all fully benefit-responsive investment contracts was approximately 2.16% and 3.47% at December 31, 2010 and 2009, respectively. The average yield of the contracts based on the interest rate credited to participants was approximately 2.20% and 2.43% at December 31, 2010 and 2009, respectively.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative fees paid by the Plan are allocated as follows:

•	Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•	Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

•	Expenses associated with qualified domestic relation orders are charged directly to the related participant account.

•
Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees, are charged to the participant accounts.

3. Investments

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Textron Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2010 and 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended December 31
	2010	2009
	(In thousands)

Textron Inc. Stock Fund	$175,046	$226,896
Mutual funds	102,009	169,582
Common Stock	549	-
	$277,604	$396,478

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	Year Ended December 31
	2010	2009
	(In thousands)
Textron Stock Fund	$823,492	$672,250
Vanguard Institutional Index Fund-Institutional Plus	272,165	219,699
Fidelity Diversified International Fund - Class K	131,209	121,166
PIMCO Total Return Institutional	138,938	110,637
Fidelity Low-Price Stock Fund	138,766	93,144

4. Related-Party Transactions (In thousands)

The Plan holds shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the plan. The Plan also invests in shares of Textron’s common stock. At December 31, 2010 and 2009, 34,835 and 35,739 shares of Textron’s common stock were held by the Plan, respectively, with a fair value of $823,492 and $672,250, respectively. Dividend income recorded by the Plan for Textron’s common stock for the years ended December 31, 2010 and 2009 was $2,924 and $2,591 respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Textron Savings Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Sponsor has indicated that it will take the necessary steps, if any, to ensure the Plan’s operations continue to be in compliance with the Code.  The Plan Sponsor has submitted, but not yet received, a request for a new determination letter.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Supplemental Schedule

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(In thousands)

December 31, 2010

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value
Textron Stock Fund*	34,835	$823,492
Mutual Funds:
Fidelity Low-Price Stock Fund*	3,615	138,766
Fidelity Contrafund Class K*	1,575	106,661
Fidelity Diversified International Fund - Class K*	4,356	131,209
PIMCO Total Return Institutional	12,805	138,938
Vanguard Institutional Index Fund – Institutional Plus	2,366	272,165
Total Mutual Funds		787,739
Common Collective Trust Funds (outside of Stable Value Fund)
Vanguard Target Retirement Trust II Commingled Pool Income Fund	334	7,780
Vanguard Target Retirement Trust II Commingled Pool 2005	109	2,408
Vanguard Target Retirement Trust II Commingled Pool 2010	986	20,585
Vanguard Target Retirement Trust II Commingled Pool 2015	1,688	33,974
Vanguard Target Retirement Trust II Commingled Pool 2020	2,620	50,570
Vanguard Target Retirement Trust II Commingled Pool 2025	2,533	47,019
Vanguard Target Retirement Trust II Commingled Pool 2030	2,032	36,192
Vanguard Target Retirement Trust II Commingled Pool 2035	1,476	25,830
Vanguard Target Retirement Trust II Commingled Pool 2040	1,952	34,324
Vanguard Target Retirement Trust II Commingled Pool 2045	570	10,012
Vanguard Target Retirement Trust II Commingled Pool 2050	506	8,943
Total Common Collective Trusts (outside Stable Value Fund)		$277,637

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(continued)
(In thousands)

December 31, 2010

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value
Stable Value Fund
Cash/Cash Equivalent - Fidelity Institutional Money Market Fund *	.21%	$49,161
Guaranteed Investment Contracts:
Metropolitan Life Insurance Co. - Matures 5/15/10, 5/15/13	5.04%	3,414
Metropolitan Life Insurance Co. - Matures 6/15/11	5.63%	12,158
Monumental Life Insurance Co. - Matures 3/15/12	4.29%	5,622
New York Life – Matures 11/16/15	2.63%	40,755
Pacific Life Insurance Co. - Matures 9/15/11, 9/14/12	5.53%	9,132
Prudential Life Insurance Co. - Matures 2/15/13	4.80%	5,718
Prudential Life Insurance Co. Matures 6/15/12	5.58%	8,036
Total Guaranteed Investment Contracts		$84,835

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(In thousands)

December 31, 2010

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value
Common Collective Trust Funds:
NATIXIS Financial (Dwight Target 2 Fund)	2.31%	$25,850
State Street Bank (Dwight Target 2 Fund)	1.68%	84,862
NATIXIS Financial (JP Morgan Intermediate Bond Trust Fund)	2.31%	41,454
State Street Bank (Dwight Target 5 Fund)	1.68%	26,242
NATIXIS Financial (Vanguard Short-Term Bond Index Fund)	2.31%	38,805
Fidelity MIP II1	1.73%	2,895
SEI Stable Asset Fund	.55%	2,184
Total Common Collective Trust Funds		222,292
Total Stable Value Fund		$356,288
Self directed brokerage accounts		12,409
Notes receivable from participants	4.25% to 11%	37,561
		$2,295,126

* Indicates party-in-interest to the Plan

Note: Cost information has not been provided because all investments are participant directed.